MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

February 9, 2004	TSX Venture Exchange Symbol: MAD
Frankfurt Stock Exchange Symbol: MRG
Berlin Stock Exchange Symbol: MRG
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

MANAGEMENT APPOINTMENTS

Miranda Gold Corp. is pleased to announce new appointments for the management team which brings together the strong geological expertise for the Company’s gold exploration focus in Nevada.

Mr. Kenneth Cunningham M.S.Geo., B.S. Geo., has assumed the role of President and Chief Executive Officer of Miranda Gold Corp. Mr. Cunningham brings twenty-nine years of experience from diversified mineral exploration and mining geology through to executive management. Seventeen of these years have been focused in Nevada. Recently, Mr. Cunningham has been Vice President of Nevada North Resources (U.S.A.) Inc. where he acquired eight new properties and successfully negotiated leases with major mining companies including Newmont, Placer Dome, Newcrest and Barrick. Previously, he has been Exploration Manager with Uranerz U.S.A. Inc. During his tenure with Uranerz Mr. Cunningham led the exploration and acquisition effort that resulted in two Nevada discoveries; a three-million ounce discovery in the Battle Mountain trend and a one-plus-million ounce discovery in the northern Carlin trend. Mr. Cunningham has also been Vice President of Tenneco Minerals Company and a Resident Manager with Echo Bay Mining Company.

Mr. Joe Hebert, B.S. Geo, joins the Miranda Gold Corp. team as Vice President of Exploration. Most recently, Mr. Hebert has been senior exploration geologist for the Cortez Joint Venture (Placer Dome and Kennecott Minerals) located on the Battle Mountain Trend in North Central Nevada. He was a member of the exploration team who discovered the 5.5 million ounce Cortez Hills deposit. During his tenure at Cortez he directed all generative and acquisition efforts within the joint venture area of interest. This included identifying and advancing the pediment-covered ET Blue Project where ore-grade intercepts are reported and intensive exploration work continues. He also secured, for the Cortez Joint Venture, an extensive land holding adjacent to the Horse Creek area. Mr. Hebert is credited with team participation in multiple gold discoveries in Nevada and Utah over the course of his career. He has also had staff and contract positions with several US majors over the years including Superior Oil, Tenneco, and Freeport Minerals.

Both Cunningham and Hebert had previously joined Miranda’s U.S. subsidiary as President and V.P. Exploration respectively and will also retain those positions.
Mr. Dennis Higgs, B. Comm., has been appointed Chief Financial Officer and Chairman of the Board. Mr. Higgs has been involved in the financing of junior exploration companies for twenty years.

Mr. Brent Cook will also join the Miranda Gold Corp. team as an advisor. Mr. Cook has twenty-five years of experience focused on the economic evaluation of minerals exploration and development and mining properties located in over 50 countries and encompassing virtually all geologic environments. Previously Mr. Cook was principal mining and exploration analyst for Global Resource Investments where he provided evaluations and advice on mining-related equities to brokers, high net worth investors and funds, and assisted in the start-up, financing and corporate development of several junior exploration companies.

Mr. Clive DeLarrabeiti has resigned as Vice President Corporate Finance, but will stay on as a consultant to the Company.

Miranda Gold Corp. held its Annual General Meeting of shareholders on February 6, 2004. All of the matters to be acted upon at the meeting were approved. The Board of Directors is composed of Kenneth Cunningham, Steven Ristorcelli, Dennis Higgs, Aileen Lloyd and John McCutcheon.

The Company has granted 1,665,000 incentive stock options to directors and employees of the Company. The options are for a period of five years commencing February 9, 2004 at a price of $0.53 per share. All option agreements are subject to the acceptance of the TSX Venture Exchange.

Miranda Gold Corp. is a gold exploration company focused in Nevada, with numerous gold exploration projects in various stages of exploration and development. For more information, visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.